Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019-6142

January 29, 2016

Credit Suisse AG
Paradeplatz 8
CH 8001 Zurich, Switzerland

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated May 4, 2015 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated May 4, 2015 contained in the Company’s Registration Statement (No. 333-202913) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Considerations”, as applicable, in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,
/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
1 Year 10.50% per annum Autocallable Reverse Convertible Securities due January 30, 2017	January 26, 2016	F209
Digital Buffered Notes due January 29, 2018	January 22, 2016	K600
Digital Buffered Notes due January 29, 2018	January 22, 2016	K601
Digital Buffered Notes due July 31, 2019	January 27, 2016	K603
Digital Buffered Notes due July 31, 2019	January 27, 2016	K604
Airbag Return Optimization Securities	January 26, 2016	K615
Digital Plus Barrier Notes due January 31, 2022	January 22, 2016	T681
Digital Barrier Notes due July 31, 2017	January 22, 2016	T682
Digital Plus Barrier Notes due January 29, 2021	January 26, 2016	T683
Accelerated Barrier Notes due January 29, 2021	January 26, 2016	T684

Absolute Return Barrier Securities due January 29, 2021	January 26, 2016	T685
Autocallable Securities due January 29, 2018	January 26, 2016	T686
Trigger Step Performance Securities	January 26, 2016	T692
Trigger Performance Securities	January 26, 2016	T693
Trigger Step Performance Securities	January 27, 2016	T694
8.50% per annum Contingent Coupon Callable Yield Notes due January 29, 2019	January 22, 2016	U1425
Fixed to Floating Rate Securities due 2031	January 26, 2016	U1433
7.00% per annum Contingent Coupon Callable Yield Notes due January 31, 2022	January 26, 2016	U1434
7.75% 7.5 Year Callable Daily Range Accrual Securities due July 31, 2023	January 26, 2016	U1436
8.50% 15 Year Callable Daily Range Accrual Securities due January 29, 2031	January 26, 2016	U1444
Trigger Phoenix Autocallable Optimization Securities	January 27, 2016	U1450
Trigger Callable Contingent Yield Notes (daily coupon observation)	January 27, 2016	U1453
One Year 31% per annum Autocallable Yield Notes due February 1, 2017	January 28, 2016	U1461